Exhibit 99.1

The9 Limited Announces Issuance of Restricted Shares to Certain Directors, Employees

and Consultants

Shanghai, China, June 17, 2020 ——The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that its board of directors and board committees have authorized and approved the issuance of an aggregate number of 29,100,000 restricted Class A ordinary shares (equivalent to 9,700,000 ADSs) of the Company to certain directors, officers, employees and consultants of the Company as share incentive awards for their services to the Company pursuant to its Eighth Amended and Restated 2004 Stock Option Plan. Among those restricted Class A ordinary shares grants, 15,600,000 restricted Class A ordinary shares (equivalent to 5,200,000 ADSs) are subject to restrictions on transferability that would be removed once certain pre-agreed performance targets are met, and 13,500,000 restricted Class A ordinary shares (equivalent to 4,500,000 ADSs) are subject to restrictions on transferability for a six-month period that would be removed in installments once certain service period conditions are met. In the event that the performance targets or the service period conditions are not met, the underlying restricted Class A ordinary shares may be forfeited and cancelled.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en